Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

April 8, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

High Yield Municipal Income Portfolio (the “Registrant”) (File No. 811-23150)

Request for Withdrawal of a Withdrawal of a Registration Statement on Form N-1A

Ladies and Gentlemen:

The Registrant requests that the Form RW filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2016 under File Number 811-23150 (Accession No. 0000940394-16-002298) be withdrawn.  This Form RW was inadvertently filed under the Investment Company Act of 1940, as amended, rather than the Securities Act of 1933, as amended.

If you have questions or require further information, please contact the undersigned at (617) 672-8520.

Very truly yours,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.

Vice President

cc:

Lynn Kenny

Lisa Larkin